

Mail Stop 7010

November 6, 2007

Via U.S. mail and facsimile

Mr. James Keyes
Brookfield Infrastructure Partners L.P.
Cannon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

> **Re: Brookfield Infrastructure Partners L.P.**
> **Amendment No. 1 to Form 20-FR**
> **Filed October 23, 2007**
> **File No. 001-33632**

Dear Mr. Keyes:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form 20-F
General

1. Please file the purchase agreement to acquire Transelec as an exhibit to the registration statement pursuant to Instruction 4 to Item 19 of Form 20-F.

2. We note your response to prior comment 6. Please tell us whether you funded or were otherwise affiliated with any of the sources.

Preliminary Note

3. Please disclose here that the information in Exhibit 12.1 is being filed for the spin-off.

Index to Exhibits, page 9

4. We note your response to comment 5 in our letter dated August 27, 2007. Please confirm to us that none of the charges or expenses related to the valuations, reserves or provisions that would be required to be presented in the Schedule II in accordance

with Rule 5-04 of Regulation S-X were material on an individual basis or in the aggregate to the combined statements of operations of the Division for each period presented. Otherwise, please include Schedule II as an exhibit to the Form 20-F including an audit report covering the schedule or as a disclosure in the audited footnotes of the Division.

Exhibit 12.1
Cover

5.   You appear to refer to Brookfield Infrastructure Partners and Brookfield Asset Management as "Brookfield." Please revise to clarify which entity is spinning off what entity and which entity will hold 1% general partnership interest after the spin-off. Also, the last paragraph is confusing as to the relationships of the various Brookfield entities. Please also comply at "The Spin-Off" on page 36.

Summary, page 1

6.   If Brookfield will continue to receive performance fees, please disclose the nature and amount of these fees.

7.   In this respect, please provide disclosure and quantify the amounts of all forms of compensation or other remuneration that you, Brookfield Asset Management or the manager may receive from your relationships or ownership in related entities, including fees, carried interest, distributions, incentive distributions, etc.

Summary of Selected Financial Information, page 7

8.   We note the revised disclosures you have provided in response to comment 14 in our letter dated August 27, 2007. Please revise your reconciliation of funds from operations to net income to present each material adjustment and to clearly demonstrate how each adjustment relates to the corresponding historical financial statement or pro forma financial statement. As previously requested, please also revise your disclosure on page 41 to state the material limitations of each material adjustment to net income to arrive at funds from operations.

Risk Factors, page 12

9.   Please include a risk factor discussing the net loss for 2006.

Our assets are or may become highly leveraged…, page 12

10. Please discuss the portion of the $600 million you intend to borrow for the Longview acquisition.

Quantitative and Qualitative Disclosures about Market Risks, page 52

11. We note your revised disclosures in response to comment 17 in our letter dated
August 27, 2007. Please further revise your disclosure for your interest rate and
inflation risk and your commodity risk to state how you manage each risk. If you do
not use any general strategies or instruments to manage these risks, please disclose
that fact.

Critical Accounting Policies and Estimates, page 54
Island Timerlands Performance Fee, page 55

12. We note your reference to an independent valuation regarding your estimation of
Island Timberlands' performance fee, which is subject to claw backs in certain
conditions. Please identify the party who performed the independent valuation and
provide their consent or delete your reference to them throughout the Form 20-F
including the exhibits. Refer to Section 436(b) of Regulation C.

13. Please revise your disclosure of this critical estimate to address each of the
following:

    • Clarify that the estimate is for the appraised value of timber and HBU land assets
      used to calculate the Island Timberlands' performance fee due to Brookfield
      Asset Management related.
    • Disclose the method(s) used to estimate the value of the timber and HBU land
      assets.
    • Disclose the material assumptions made to estimate the appraised value of the
      timber and HBU land assets.
    • Disclose the amount of performance fees recognized for each period presented.
    • Provide a sensitivity analysis for each of the material assumptions used.

Goodwill, page 55

14. Please revise your disclosure for goodwill to disclose any reporting units with
carrying values that do not materially differ from the estimated fair value. For each
of those reporting units, disclose the amount of goodwill, the carrying value and the
estimated fair value for each of those reporting units.

Unaudited Pro Forma Financial Statements, page 57

15. We note that you adjusted the pro forma statements of operations for all transactions
to reflect them as if they had occurred as of January 1, 2005. Such presentation does
not appear to be consistent with the requirements in Article 11 of Regulation S-X.
Specifically, for those entities that are part of the common control group that were

not acquired by Brookfield Asset Management as of January 1, 2005 should only be included in the pro forma statements of operations from the time of acquisition of January 1, 2006, whichever date is later. Also, any other transactions, such as the master services agreement and issuances of preferred shares should be reflected as of January 1, 2006 to the extent those transactions are not already reflected in the historical financial statements. Please revise the Infrastructure Partnership pro forma financial statements, footnotes, and the introduction to the pro forma financial statements to clearly explain to investors how/when each transaction is being presented, or tell us why you believe the current presentation is in accordance with Article 11 of Regulation S-X.

16. Please revise note 1.a.i. to state why the Infrastructure Partnership will account for Transelec as an equity method investee even though you will have a 10.7% ownership interest. Refer to your response to Item 1 of comment 20 in our letter dated August 27, 2007.

17. We note your revised disclosures to note 1.a.ii. in response to comment 26 in our letter dated August 27, 2007. Please further revise your disclosures to address each   of the following:

- Provide a more comprehensive explanation of the internal and external reviews that need to be completed to finalize the purchase price allocation. Please also disclose the assets or liabilities that are subject to change including any identifiable intangible assets that will be recognized.
- Disclose how you estimated the deferred income tax liability. In this regard, it appears that the deferred income tax liability was the cause for a goodwill balance from the purchase price allocation.

18. We note your revised disclosure in response to the last bullet of comment 26 in our letter dated August 27, 2007. It appears that Brookfield's acquisition of Longview was for the entity as a whole. As such, please provide us with a detailed explanation as to how you were able to objectively determine the amount of the purchase price to allocate to the timber operations and the manufacturing operations. In addition, please also provide us with a comprehensive analysis as to how you performed the purchase price allocation. Furthermore, we note from the segment disclosure in Longview's historical financial statements that the manufacturing operations incurred operating losses in each of the periods presented. As such, there is a concern that the manufacturing operations' assets were impaired prior to the acquisition date and should have been recognized in the historical financial statements. Please address this concern in your response. Please revise your disclosure accordingly.

19.   We note your response to comment 28 in our letter dated August 27, 2007. Please revise note 1.a.iv. to disclose for the two entities in which you have 20% or greater ownership that you do not have the ability to exercise significant influence over these entities and that your investments are non-voting.

20. Please revise note 1.a.iii. and note 1.b.iii. to state the exchange rates used to convert the Great Lakes Power Limited Transmission Division's financial statements from Canadian dollars to US dollars. Refer to Article 11-02(b)(6) of Regulation S-X.

21. Please revise note 1.b.ii. to address each of the following:

- Disclose the interest rate used for the $1.3 billion in debt.
- Revise footnote b to your reconciliation of net income to the pro forma adjustment to explain why pension expense for the manufacturing business is not already included in the net loss generated by the manufacturing business.

Compensation, page 83

22.   Please disclose the information set forth in your response to prior comment 38.

Independent Registered Chartered Accountants, page 136

23. We note your revised disclosure in response to comment 4 in our letter dated August 27, 2007. As previously requested, please revise this disclosure to comply with the requirements in Item 10.G. of Form 20-F. Specifically, please state the qualifications of each of the independent registered chartered accountants listed (i.e., state that you are relying upon their respective reports given their authority as experts in accounting and auditing). Also, please disclose the context in which their corresponding audit report is included in the Form 20-F. An example of such disclosure would be to state that the financial statements of BCCG Private, a business unit of Weyerhaeuser Company for the period from December 27, 2004 to May 29, 2005 and the year ended December 26, 2004 included in this prospectus and in the registration statement on Form 20-F to which this prospectus is an exhibit have been audited by KPMG LLP, independent registered public accounting firm, as stated in their report.

Mr. James Keyes
Brookfield Infrastructure Partners L.P.
November 6, 2007
Page 6

<u>Brookfield Infrastructure Division Combined Financial Statements for the Fiscal Year
Ended December 31, 2006</u>

<u>2. Summary of Accounting Policies, page F-17</u>
<u>General</u>

24. Please include your accounting policy for inventory in accordance with Article 5-
    02(6) of Regulation S-X.

<u>(l) Revenue recognition – Transmission, page F-22</u>

25. We note your revised disclosure in response to comment 65 in our letter dated
    August 27, 2007. Please further revise your disclosure to provide additional detail
    regarding the regulation of your revenues, which is determined every four years by
    the regulatory organizations CDEC – SIC and CDEC-SING. In this regard, we note
    that the tariff setting process is currently underway with an expected completion in
    the third quarter of 2007. We further note disclosure in ETC Holdings Ltd. and
    Subsidiaries consolidated financial statements for the six-months ended June 30,
    2007 within Note 3 that you have estimated tariff revenues for the fiscal year ended
    December 31, 2006 and depending on the results of the tariff setting process, you
    may need to either issue refunds or charge users for additional amounts owed. This
    disclosure appears to contradict part of your response to comment 65 in our letter
    dated October 22, 2007.

<u>9. Other Debt of Subsidiaries, page F-25</u>

26. Please disclose the weighted average interest rates for each period presented for the
    promissory notes and the bank loans. Refer to Article 5-02(22)(a) of Regulation S-
    X.

<u>Exhibits 15(a)</u>

27. Please request that each of the independent registered public accounting firms
    consent to the reference of their firm under the caption "Independent Registered
    Chartered Accountants" in their consents.

*   *   *   *

　　　　　You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　Jennifer Hardy
　　　　　　　　　　　　　　　　　　　Legal Branch Chief

cc:　　　Mr. Joshua Robinson
　　　　　Weil, Gotshal & Manges LLP
　　　　　767 Fifth Avenue
　　　　　New York, NY 10153